UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      January 25, 2006

Mr. Robert E. Pokusa
General Counsel and Corporate Secretary
Star Scientific, Inc.
801 Liberty Way
Chester, VA 23836



      Re:	Star Scientific, Inc.
		Registration Statement on Form S-3
      Filed November 14, 2005
		File No. 333-129689

		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 0-15324

Dear Mr. Pokusa:

      We have completed the accounting review of the amended filings in draft form and your response letter dated January 10, 2005, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. Please remove references to the SEC staff and comments that you received, presently appearing in your explanatory note regarding the purpose of your amendment included in Exhibit D.

2. It appears that you may need to correct the note reference in your explanatory note included in Exhibit B to reflect "Note 11."

3. Please label the "Additional Paid-in Capital" column, in each of
Exhibits A, B and C, to reflect that each has been "Restated," if true.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 31

Impairment of Long-Lived Assets, page 35

4. We have read your response to prior comment 3, and note that you did not supplementally provide your impairment analyses and mathematical models used to evaluate your tobacco curing barns for impairment, as requested. Please provide copies of your impairment analyses and mathematical models, for the fourth quarter of 2004 and the third quarter of 2005, including details of all underlying assumptions supporting each analysis and highlighting changes that occurred, as well as the report of the appraiser, which supports the fair values to which the assets were adjusted. Tell us how you measured the economic benefit of curing barn utilization in 2004.

Consolidated Financial Statements

Consolidated Statements of Operations, page F3

5. Your proposed reclassification of certain inventory write offs and production equipment depreciation, in response to prior comment 6, appears to include a reclassification of $541,651 to general and administrative expense. Tell us why a portion of either of these types of charges relating to production operations would be classified as general and administrative expense. Additionally, please disclose the reasons that the reclassifications are being made.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	W. O`Neill
      D. Delaney
      K. Hiller
      C. Moncada-Terry

Robert E. Pokusa
Star Scientific, Inc.
January 25, 2006
Page 4